UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-14690

Super-Sol Ltd.

(Exact name of registrant as specified in its charter)

30 Shmotkin Benyamin Street, Rishon LeZion 75363, Israel

Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares
* Ordinary Shares, par value NIS 0.1 per share

(Title of each class of securities covered by this Form)
*	Application has been made for listing, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of The New York Stock Exchange.

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

        Approximate number of holders of record as of the certification or notice date: 220

        Pursuant to the requirements of the Securities Exchange Act of 1934, Super-Sol Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 5, 2004	SUPER-SOL LTD. BY: /S/ Neomi Goldgevicht —————————————— Neomi Goldgevicht Chief Financial Officer